As filed with the Securities and Exchange Commission on June 28, 2011
Registration No. 001-13202

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2010
OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
for the transition period from        to

Commission File Number:  001-13202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nokia Retirement Savings and Investment Plan
Nokia Inc.
102 Corporate Park Drive
White Plains, NY 10604

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nokia Corporation
Keilalahdentie 4, P.O. Box 226
FIN-00045 NOKIA GROUP
Espoo, Finland

Nokia Retirement Savings and Investment Plan

Nokia Retirement Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Nokia Retirement Savings and Investment Plan
Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2010	13

Consent of Independent Registered Public Accounting Firm	14

Note:	Other schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Nokia Retirement Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Nokia Retirement Savings and Investment Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year), at December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
June 28, 2011

Nokia Retirement Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009

Assets
Investments, at fair value	$571,848,585	$498,091,852

Receivables
Employer contributions	497,371	363,014
Participant contributions	726,057	493,003
Participant loans	8,259,817	7,797,750

Total assets	581,331,830	506,745,619

Liabilities
Accrued expenses	144,697	134,812

Net assets available for benefits at fair value	581,187,133	506,610,807

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(635,636)	883,331

Net assets available for benefits	$580,551,497	$507,494,138

The accompanying notes are an integral part of these financial statements

Nokia Retirement Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Investment income
Net appreciation in fair value of investments	$39,723,858
Dividend and interest income	13,765,550

Total investment income	53,489,408

Contributions
Employer	25,776,220
Participant	33,512,837
Rollovers	7,066,981

Total contributions	66,356,038

Deductions
Benefits paid to participants	(46,442,166)
Administrative expenses and other	(345,921)

Total deductions	(46,788,087)

Net increase in net assets available for benefits	73,057,359

Net assets available for benefits
Beginning of year	$507,494,138

End of year	$580,551,497

The accompanying notes are an integral part of these financial statements

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

1.	Description of Plan
The following description of the Nokia Retirement Savings and Investment Plan (as Amended and Restated 2010) (the “Plan”) provides only general information.  More complete information regarding items such as eligibility requirements, vesting and benefit provisions may be found in the Plan document, which is available to all Plan participants.

General
The Plan is a defined contribution plan that covers eligible employees of Nokia, Inc. (the “Company” or “Nokia”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan administrator, Nokia, retains responsibility for oversight of the Plan and the Plan’s day-to-day administration.

Eligibility
Employees are eligible to participate in the Plan after completing one hour of service and attaining age 18; however, individuals identified as interns, part time and cooperatives in the payroll system are not eligible to participate in the Plan.

Contributions
Participant contributions take the form of before-tax contributions and are deferred from federal income taxes.  The Plan does not allow for voluntary after-tax contributions for employees working in the United States.  Voluntary after-tax contributions are permitted with respect to those participants who are working outside the United States on temporary assignments.

Participants may also contribute rollover contributions from other qualified plans.

Participants contribute a percentage of their compensation, as defined in the Plan agreement.  The maximum contribution rate is 50% of eligible compensation of which up to $16,500 (the maximum annual salary deferral contribution limit as set forth by the Internal Revenue Code (the “Code”) for 2010 plan year) may be made pre-tax.  All participants who are eligible to make elective deferrals under the Plan and those who have attained age 50 before the close of the Plan year were eligible to make additional catch-up contributions of up to $5,500 during fiscal 2010.

Participant contributions are matched by the Company in cash at the rate of one dollar per dollar up to 8% of a participant’s eligible earnings.  Contributions made by participants and the related company match are invested based on each participant’s election and can be in any combination of investment options under the Plan including Fidelity mutual funds, Nokia ADR shares, common stocks and other mutual funds through a self-directed brokerage option.  Additional discretionary employer contributions may be made upon the approval of the Company’s Board of Directors. The Company made no additional discretionary contributions for the year ended December 31, 2010. There are no restrictions on moving participant contributions and related Company contributions out of the Nokia stock investment option.

Participant and Company contributions are subject to certain IRS limitations.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Participant Accounts
Each participant’s account is credited with the participant’s voluntary contributions, the employer’s matching contribution, an allocation of the employer’s discretionary contribution, if any, and an allocation of investment income from each fund as defined in the Plan agreement.  Plan earnings are allocated to a participant’s account at the rate attributable to the participant’s specific account balance on each day the New York Stock Exchange is open for business or any other day selected by the Plan’s 401(k) committee. Additionally, the Plan has certain expenses that are deducted from participant accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans
Participants are able to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance at market interest rates payable under various term lengths specified in the loan agreement.  The loans, maturing at various dates through 2040, are collateralized by the balance in the participant’s account.  The loans bear interest rates that reflect the prime rate for the month when issued and ranged from 3.25 percent to 9.5 percent at December 31, 2010.  Principal and interest is repaid ratably through bi-monthly payroll deductions.

Vesting
Participants vest in employer contributions at a rate of 25% per year of service, reaching full vesting after four years of service.  Participants are always fully vested in their contributions and earnings thereon.

Forfeitures
At December 31, 2010 and 2009, forfeited non-vested accounts totaled $1,006,900 and $1,259,910, respectively.  These accounts will be used to reduce future employer contributions and/or pay Plan administrative fees and certain investment charges.  In 2010, employer contributions were reduced by $1,753,351 and Plan administrative fees and certain investment charges of $317,614 were paid from forfeited non-vested accounts.

Payment of Benefits
Upon termination of employment for reasons other than disability or death - a participant’s benefits will be payable as follows (subject to spousal rights, if any):

-	Nokia ADR shares are paid out in cash or certificates as requested by the participant. Fractional shares are paid in cash.

-	A participant whose vested account is more than $1,000 may elect to have benefits paid in a lump-sum payment or may choose to leave funds in the Plan up to age 70½.

-	A participant who has a vested account balance of $1,000 or less will automatically be paid in a lump-sum payment.

Plan Termination
While it has not expressed any intent to do so, the Company may discontinue the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  Assets in the Plan will be distributed in accordance with the Plan document.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States.

Income Recognition and Investment Valuation
Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Interest income is recognized on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

The Plan’s investments are stated at fair value.  The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Investments in Nokia American Depository Shares (“Nokia ADR shares”) and common stocks are valued at quoted market prices on the last business day of the year.  Mutual funds are valued at the net asset value of shares held by the Plan at year-end.

The Fidelity Managed Income Portfolio II Fund invests primarily in investment contracts, including guaranteed and security-backed investment contracts.  As required by Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies (“ASC 946”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, the contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As a result, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  Fair value of the investment contracts is determined by the fund manager or the fair value of the fund’s investments in externally managed stable value commingled investment funds provided to the fund by external managers of these funds.  Contract value consists of the book value, or cost plus accrued interest, of the underlying investment contracts.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a difference fair value measurement at reporting date.

Accounting Pronouncements
The FASB is the authoritative body for financial accounting and reporting in the United States. The following is a list of recent pronouncements issued by the FASB:

In January 2010, the FASB issued guidance adding new disclosure requirements for Levels 1 and 2 fair value measures, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. The guidance is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which is effective for fiscal years beginning after December 15, 2010. As this new guidance provides only disclosure requirements, its adoption did not have any effect on the Plan’s reported net assets or changes in net assets.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

In September 2010, the Financial Accounting Standards Board issued Accounting Standards Update 2010-25 (ASU 2010-25) Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 updates Accounting Standards Codification Topic 962 — Defined Contribution Pension Plans. ASU 2010-25 requires defined contribution plans to report loans to employees as notes receivable rather than plan investments subject to fair value reporting and are measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for plan years beginning after December 15, 2010 and permits early adoption. The Plan adopted ASU 2010-25 effective fiscal year 2010 and accordingly reclassified prior year employee loan balances from investments to receivables consistent with current presentation.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.” ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. The Company is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Total
Mutual funds	$454,099,111		$454,099,111
Collective investment trust		64,372,651	64,372,651
Common stocks	53,376,823		53,376,823
Total assets at fair value	$507,475,934	$64,372,651	$571,848,585

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level 1	Level 2	Total
Mutual funds	$377,509,933		$377,509,933
Collective investment trust		63,813,744	63,813,744
Common stocks	56,768,175		56,768,175
Total assets at fair value	$434,278,108	$63,813,744	$498,091,852

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

Plan Expenses
Expenses incurred by the Plan for audit fees, certain administration fees and certain investment charges are paid by the Plan.  All other operating expenses of the Plan are paid by the Company.

Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments and contributions receivable.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.  Estimates also affect the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Benefits
Benefit distributions to participants are recorded when paid.

Subsequent Events
The Plan has evaluated subsequent events through June 28, 2011, which is the date the financial statements were issued, and has identified the following subsequent event.

On April 27, 2011, Nokia announced plans to reduce its global work force by 7,000 employees. Part of the reduction will be a transfer of 3,000 employees to global consulting firm Accenture PLC. The Company expects to be complete with the implementation of their reduction efforts by the end of 2011. The Plan has determined that the reduction in work force could have a material impact on total net assets available for benefit, as well as benefits paid to participants in 2011.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

3.	Investments
The following table presents the individual investment securities of the Plan's net assets available for benefits at December 31, 2010 and 2009:

	2010		2009

American Depository Shares
Nokia ADR shares	$38,256,405	*	$44,777,688	*

All other common stock, primarily domestic, individually less than 5% of net assets	15,120,418		11,990,487
Total ADR shares/common stock	53,376,823		56,768,175

Collective Investment Trust
Fidelity Managed Income Portfolio II Fund	64,372,651	*	63,813,744	*

Mutual Funds
Allianz NFJ Small Cap Value Fund	52,341,059	*	40,573,677	*
American Balanced Fund	33,320,830	*	31,269,776	*
American EuroPacific Growth Fund	70,431,956	*	66,980,746	*
American Funds Growth Fund of America	34,579,952	*	32,122,503	*
PIMCO Total Return Fund	63,707,073	*	54,865,101	*
Vanguard Institutional Index Fund	68,549,577	*	41,473,144	*
All other mutual funds, individually less than 5% of net assets, by asset class:
Large Cap	19,293,820		37,323,905
Mid Cap	18,941,538		12,379,154
Small Cap	23,438,739		15,105,110
Participant Directed Brokerage	13,701,924		11,420,175
Target Date	55,792,643		33,996,642

Total mutual funds	$454,099,111		$377,509,933

Total investments at fair value	$571,848,585		$498,091,852

* Indicates investments that represent 5% or more of the Plan's net assets available for benefits.

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

Nokia ADR shares	$(7,995,740)
Common stocks	3,510,694
Mutual funds	44,208,904
Net appreciation in fair value of investments	$39,723,858

At December 31, 2010, approximately 7% of the Plan’s assets are invested in the Nokia ADR shares (9% at December 31, 2009).  The Plan owned 3,707,016 shares with a fair value of $10.32 per share at December 31, 2010 and 3,484,645 shares with a fair value of $12.85 per share at December 31, 2009.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

4.	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated November 16, 2009 that the Plan, as then designed, was in compliance with the applicable requirements of the Code.  The Plan has been amended since receipt of the determination letter; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income examinations for years prior to 2007.

5.	Related Party Transactions

The Plan purchased and sold approximately $5,929,055 and $4,445,864 in Nokia ADR shares, respectively, during 2010.  The Nokia ADR shares were bought/sold in the open market at quoted fair market values at the date of purchase/sale.

The Plan is administered by Fidelity Investments Institutional Operations Company as the recordkeeper and Fidelity Management Trust Company as the trustee.  Accordingly, transactions with the Fidelity Managed Income Portfolio II Fund qualify as party-in-interest transactions.

6.	Litigation
On April 19, 2010 and April 21, 2010, two individuals filed separate putative class action lawsuits against Nokia and the directors and officers of Nokia, and certain other employees and representatives of the Company, claiming to represent all persons who were participants in or beneficiaries of the Plan who participated in the Plan between January 1, 2008 and the present and whose accounts included investments in Nokia stock.  The plaintiffs allege that the defendants failed to comply with their statutory and fiduciary duties when they failed to remove Nokia stock as a plan investment option.  The cases were consolidated and an amended consolidated complaint was filed on September 15, 2010.  The amended complaint alleges that the named individuals failed to disclose alleged material adverse facts about Nokia’s business, that the matters significantly increased the risk of Nokia stock ownership, and as a result of that knowledge, the named defendants should have removed Nokia stock as a Plan investment option.  A motion to dismiss has been filed and is pending before the court.

The Plan believes that the allegations described above are without merit, and it will continue to defend itself against these actions vigorously.

Based upon the information currently available, the Plan does not expect the resolution of any of the matters discussed in this note to have a material adverse effect on the Plan’s financial condition.

Nokia Retirement Savings and Investment Plan
Notes to Financial Statements

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2010	2009

Net assets available for benefits per the financial statements	$580,551,497	$507,494,138
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	635,636	(883,331)

Net assets available for benefits per the Form 5500	$581,187,133	$506,610,807

The following is a reconciliation of investment income per the financial statements to the Form 5500 for the year ended December 31, 2010:

2010

Investment income per the financial statements	$53,489,408
Add: Reversal of prior year adjustment from contract value to fair value	883,331
Add: Adjustment from contract value to fair value at December 31, 2010	635,636

Investment income per the Form 5500	$55,008,375

Supplemental Schedule

Nokia Retirement Savings and Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost**	Current Value
	Allianz NFJ Small Cap Value Fund	Mutual fund		$52,341,059
	American Balanced Fund	Mutual fund		33,320,830
	American EuroPacific Growth Fund	Mutual fund		70,431,956
	American Funds Growth Fund of America	Mutual fund		34,579,952
*	Fidelity Managed Income Portfolio II Fund	Collective investment trust		64,372,651
*	Nokia ADR Shares	ADR shares		38,256,405
*	Fidelity Participant Account Interest Bearing Cash	Mutual fund		1,870,894
	PIMCO Total Return Fund	Mutual fund		63,707,073
	Spartan Extended Market Index Fund	Mutual fund		18,941,538
	Vanguard Institutional Index Fund	Mutual fund		68,549,577
	Vanguard Small Growth Institutional Index Fund	Mutual fund		23,438,739
	Vanguard Target Retirement 2005	Mutual fund		1,569,049
	Vanguard Target Retirement 2010	Mutual fund		153,849
	Vanguard Target Retirement 2015	Mutual fund		4,638,925
	Vanguard Target Retirement 2020	Mutual fund		1,677,033
	Vanguard Target Retirement 2025	Mutual fund		13,328,349
	Vanguard Target Retirement 2030	Mutual fund		2,045,464
	Vanguard Target Retirement 2035	Mutual fund		17,792,122
	Vanguard Target Retirement 2040	Mutual fund		2,583,497
	Vanguard Target Retirement 2045	Mutual fund		9,447,492
	Vanguard Target Retirement 2050	Mutual fund		562,320
	Vanguard Target Retirement Funds	Mutual fund		1,994,544
	Vanguard Windsor II Fund	Mutual fund		19,293,820
	BrokerageLink	Common stocks and mutual funds		26,951,447
	Participant loans	Interest rates varying between 3.25% and 9.5% maturing at various dates through 2040		8,259,817
				$580,108,402

	* Party-in-interest ** Not applicable due to investments being participant-directed

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Nokia Retirement Savings and Investment Plan

Date: June 28, 2011	By:	/s/ Linda Fontenaux
	Name:	Linda Fontenaux
	Title:	Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Page Number

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.